Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Compton Petroleum Corporation acquires WIN Energy Corporation

    CALGARY, Dec. 21 /CNW/ - Compton Petroleum Corporation ("Compton") and
WIN Energy Corporation ("WIN") are pleased to jointly announce that Compton has completed its previously announced acquisition, by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) (the
"Arrangement"), of all of the issued and outstanding common shares of WIN for cash consideration of $0.45 per common share and all of the issued and outstanding warrants of WIN for cash consideration of $0.01 per warrant, for total consideration of approximately $30 million. As a result of the completion of the Arrangement, WIN has become a wholly-owned subsidiary of
Compton. Compton intends to cause WIN to apply to delist the WIN common shares from the TSX Venture Exchange and to cause WIN to cease to be a reporting issuer under applicable Canadian securities legislation as soon as reasonably practicable.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol
"CMT" and on the New York Stock Exchange under the symbol "CMZ".

    WIN Energy Corporation is a Calgary-based junior oil and natural gas company with operations in Alberta and exploratory landholdings in Montana.
The common shares of WIN are listed on the TSX Venture Exchange and trade under the symbol "WNR".

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: Compton Petroleum Corporation, E.G. Sapieha,
President and Chief Executive Officer or N.G. Knecht, Vice President, Finance
and Chief Financial Officer, Telephone: (403) 237-9400, Facsimile: (403)
237-9410, Email: investorinfo(at)comptonpetroleum.com, Website:
www.comptonpetroleum.com/
    (CMT. CMZ WNR.)

CO:  Compton Petroleum Corporation; WIN Energy Corporation

CNW 14:52e 21-DEC-07